EXHIBIT 10.7

THE SYMBOL "[*]" DENOTES PLACES WHERE CERTAIN IDENTIFIED INFORMATION HAS BEEN EXCLUDED FROM THE EXHIBIT BECAUSE IT IS BOTH (i) NOT MATERIAL AND (ii) IS THE TYPE THAT THE REGISTRANT TREATS AS PRIVATE OR CONFIDENTIAL.

Execution Version

EMPLOYMENT AGREEMENT
This EMPLOYMENT AGREEMENT (this “Agreement”), dated as of February 3, 2022 (the “Effective Date”), is between Hertz Global Holdings, Inc., a Delaware corporation (the “Company”), and Stephen M. Scherr (“Executive”).
W I T N E S E T H:
WHEREAS, the Company desires to employ Executive as Chief Executive Officer of the Company and The Hertz Corporation (“Hertz”) and Executive desires to be employed by the Company and Hertz as Chief Executive Officer, on the terms set forth in this Agreement;
NOW, THEREFORE, in consideration of the foregoing, the premises and mutual covenants contained in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Company and Executive agree as follows:
1.Agreement to Employ; Employment Period; No Conflict.
(a)Upon the terms and subject to the conditions of this Agreement, the Company agrees to employ Executive, and Executive accepts such employment, for the period commencing on Executive’s date of commencement of employment (the “Start Date”) and ending on December 31, 2026 (or such earlier date upon which Executive’s employment is terminated in accordance with Section 5). The period during which Executive is employed pursuant to this Agreement shall be referred to as the “Employment Period.” Commencing January 1, 2027 and each anniversary thereof, the term of this Agreement will automatically extend by 12 months unless either party provides written notice of non-renewal (a “Non-Renewal Notice”) to the other party at least 60 days before the date this Agreement would otherwise expire. Executive’s Start Date must be on or before March 1, 2022 or this Agreement will be terminated and with no ongoing liability or responsibility between the parties.
(b)Executive represents that he is entering into this Agreement voluntarily and that he is not subject to any contractual restriction that would prevent him from functioning as Chief Executive Officer of the Company and Hertz as of the Start Date, or limit his ability to do so at any time during the Employment Period (the “Executive Representation”).
(c)The Company represents that it has full authority and has obtained all necessary approvals to enter into this Agreement.
2.Position and Responsibilities; Location; Standard of Services.
(a)Position and Responsibilities. During the Employment Period, Executive shall serve as Chief Executive Officer of the Company and Hertz, with such duties and responsibilities as are customarily assigned to individuals serving in such position. During the Employment Period, the Company will nominate Executive to serve as a member of the Company’s Board of Directors (the “Board”). Executive shall report solely and directly to the Board.
(b)Location. During the Employment Period, Executive’s principal place of employment shall be the Company’s headquarters, subject to business travel as required to fulfill his duties under Section 2(a). In addition, the Company shall maintain an office for Executive in Manhattan, New York City.

(c)Standard of Services. During the Employment Period, Executive shall devote substantially all of his skill, knowledge and working time to the conscientious performance of his duties and responsibilities hereunder, except for (i) vacation time and absence for sickness or similar disability in accordance with the Company’s policies, and (ii) to the extent that it does not materially interfere with the performance of Executive’s duties hereunder and Executive complies with all codes of conduct of the Company and its affiliates, (A) such reasonable time as may be devoted to the fulfillment of civic and charitable responsibilities, (B) as approved in advance by the Board (such consent not to be unreasonably withheld), service on for profit boards of directors, and (C) such reasonable time as may be necessary from time to time for personal financial matters. For the avoidance of doubt, Executive shall be permitted to remain on or join the board of directors of the companies listed on Exhibit A.
3.Compensation and Incentives.
(a)Base Salary. As compensation for the services performed by Executive hereunder, during the Employment Period Executive shall be paid an annual base salary of $1,500,000 (the “Base Salary”), payable in accordance with the Company’s normal payroll practices applicable to senior executives.
(b)Annual Incentive Bonus. During the Employment Period, Executive shall participate in the Company’s annual bonus plan as in effect from time to time for the Company’s senior executives (the “Executive Incentive Plan”) with a target annual incentive bonus of 160% of his Base Salary (the “Target Annual Bonus”). Executive’s actual bonus for a particular performance year will be determined in accordance with the terms of the Company’s annual bonus plan, taking into account performance results versus the applicable targets established by the Board or the compensation committee thereof (the Board or such committee, the “Committee”) under the Company’s annual bonus plan with input from Executive and other performance factors considered by the Committee (with such actual bonus payment on a basis consistent with annual incentive bonuses granted to other existing senior executives of the Company).
(c)Equity Incentives. Promptly after the Start Date, the Company will grant to Executive equity awards consistent with the terms of Exhibit B (the “Equity Awards”). Such Equity Awards shall be subject to the terms and conditions of the Company’s 2021 Omnibus Incentive Plan (the “Equity Plan”) and the forms of award agreements (as modified to reflect Exhibit B to the extent necessary).
4.Benefits; Perquisites, Etc.
(a)Benefits. During the Employment Period, the Company will provide Executive with all employee and senior executive benefits, including life, medical, dental and disability insurance in accordance with the programs of the Company then available to its senior executives, as the same may be amended and in effect from time to time. During the Employment Period, subject to generally applicable eligibility requirements, Executive also shall be entitled to participate in all of the Company’s tax-qualified and nonqualified profit sharing, retirement, deferred compensation and savings plans then available to its senior executives, as the same may be amended and in effect from time to time, at levels and having interests commensurate with Executive’s then current period of service, compensation and position. Notwithstanding the foregoing, except as provided under the Equity Awards or the Vehicle Benefit (as defined below), upon any termination of employment, Executive shall only be entitled to severance payments and benefits in accordance with Section 5 herein.
(b)Perquisites. During the Employment Period, Executive shall be entitled to (i) participate in all perquisite programs generally available from time to time to senior executives of the Company on the terms and conditions then prevailing under such programs and (ii) an annual physical at the Company’s expense. Subject to Executive’s continued employment through the Employment Period or the termination of Executive’s employment without Cause or his resignation for Good Reason,  Executive and Executive’s spouse will be entitled to free car rental privileges during Executive’s life and, in the event Executive’s spouse survives Executive, during the life of such surviving spouse (the “Vehicle Benefit”).
(c)Business Expenses. The Company shall reimburse Executive for reasonable travel (including use for business purposes in accordance with Company policy of private aircraft available to the Company and business or first class airfare if a private aircraft is unavailable), lodging and meal expenses incurred by him in connection with his performance of services hereunder upon submission of information required to be provided under the Company’s policy for reimbursement of business expenses. The Company agrees to make available private aircraft available to Executive for travel between the Company’s headquarters in Florida and Executive’s residence in New York, and agrees to reimburse Executive for temporary housing in Florida for a period of up to six months following the Start Date. The Company shall pay Executive’s reasonable costs of legal counsel incurred in connection with the negotiation and preparation of this Agreement and documents ancillary thereto at his counsel’s ordinary billable rates (plus expenses), up to a maximum amount of $30,000.
(d)Vacation. Executive shall be entitled to four weeks’ paid vacation annually.
5.Termination of Employment.
(a)Good Leaver Termination. Executive’s employment with the Company shall terminate upon his death, and the Company may terminate Executive’s employment as a result of Executive’s “Disability” or without Cause. In addition, Executive may terminate his employment for Good Reason. For purposes of this Agreement, a termination of employment as a result of any of the foregoing circumstances shall be referred to as a “Good Leaver Termination.” In the event of a Good Leaver Termination, Executive shall only be entitled to the payments and benefits provided for in Section 5(e)(i) and, if the Good Leaver Termination is by the Company without Cause or by Executive for Good Reason, Section 5(e)(ii) or Section 5(j), as applicable.
(b)Termination by the Company for Cause. The Company may terminate Executive’s employment for Cause. In the event of such a termination of employment, Executive shall only be entitled to the payments and benefits provided for in Section 5(e)(i).
(c)Termination by Executive Without Good Reason. Executive may terminate his employment without Good Reason. In the event of a termination by Executive of his employment without Good Reason, Executive shall only be entitled to the payments and benefits provided for in Section 5(e)(i).
(d)Definitions. For purposes of this Agreement the terms “Cause”, “Disability” and “Good Reason” shall have the meaning set forth below. The definitions below of such terms shall also apply to any other plan, agreement or arrangement between Executive and the Company or any of its affiliates, unless otherwise expressly indicated.
(i)“Cause” means Executive’s (A) failure to perform Executive’s material duties with the Company (other than any such failure resulting from Executive’s incapacity as a result of physical or mental illness) after a written demand for performance from the Board specifying the manner in which Executive has not performed such duties is delivered to Executive by the Board, (B) engaging in serious misconduct that is injurious to the Company or any of its subsidiaries, (C) one or more acts of fraud or personal dishonesty resulting in or intended to result in personal enrichment at the expense of the Company or any of its subsidiaries, (D) abusive use of alcohol, drugs or similar substances that, in the reasonable judgment of the Board, materially impairs Executive’s job performance, (E) material violation of any Company policy that results in material harm to the Company or any of its subsidiaries or (F) indictment for or conviction of (or plea of guilty or nolo contendere) to a felony or of any crime (whether or not a felony) involving moral turpitude. If a circumstance constituting “Cause” is curable, Executive shall be provided written notice of the circumstance and 30 days from the date of such notice to cure it. Executive shall not be provided more than one opportunity to cure with respect to the same or similar circumstances. Any determination that Executive’s employment will be terminated for Cause shall be made by the Board following notice to Executive and an opportunity for Executive and his counsel to be heard by the Board. A termination of employment for “Cause” shall include a determination following Executive’s termination of employment for any reason that the circumstances existed prior to such termination for the Company to have terminated Executive’s employment for Cause.
(ii)“Disability” means a physical or mental disability or infirmity that prevents or is reasonably expected to prevent Executive’s performance of his employment-related duties for a period of six months or longer and, within 90 days after the Company notifies Executive in writing that it intends to terminate his employment, Executive shall not have returned to the performance of his employment-related duties on a full-time basis; provided that, with respect to any compensation that constitutes deferred compensation subject to Section 409A of the Internal Revenue Code of 1986, as amended (or any successor thereto) (the “Code”), “Disability” shall have the meaning set forth in Section 409A(a)(2)(c) of the Code. The Board’s reasoned and good faith judgment of Disability shall be final, binding and conclusive, and shall be based on such competent medical evidence as shall be presented to it by Executive and/or by any physician or group of physicians or other competent medical expert employed by Executive or by the Company to advise the Board.
(iii)“Good Reason” means, without Executive’s prior written consent, (A) reduction by the Company of Executive’s Base Salary or Target Annual Bonus, (B) failure of Executive to be nominated by the Company or elected or reelected as a member of the Board, (C) a material diminution in Executive’s title, duties or responsibilities or the assignment to him of any duties or responsibilities inconsistent with Executive’s position and status as Chief Executive Officer, (D) a change in Executive’s reporting relationship such that he no longer reports solely and directly to the Board, (E) failure of the Company to obtain a satisfactory written agreement from any successor to all or substantially all of the assets or business of the Company to assume and agree to perform this Agreement within 15 days after a merger, consolidation, sale or similar transaction, or (F) a material breach of this Agreement. Good Reason will exist only if (i) Executive delivers written notice to the Board of the existence of an action that could constitute Good Reason within 30 days of Executive’s knowledge of such action, (ii) the Company fails to cure such action within 30 days of such notice, and (iii) if the Company fails to cure such action, Executive terminates his employment within 30 days after the end of the Company’s cure period.
(e)Entitlements Upon Terminations.
(i)All Terminations. Following any termination of Executive’s employment hereunder (by Executive or by the Company), the Company shall pay Executive (A) his full Base Salary through the Date of Termination only, and (B) unused and unpaid annual vacation which has accrued and is payable in accordance with Company policy generally (the benefits described in clauses (A) and (B), the “Accrued Obligations”). Executive shall also retain all of his rights to benefits provided for under the terms of the employee and executive benefit plans of the Company in which Executive is a participant in accordance with and subject to the terms of such plans as in effect from time to time, including the Equity Plan, the Equity Awards and the Vehicle Benefit. This Agreement (including the Exhibits hereto, the Equity Awards and the Vehicle Benefit) shall supersede any other severance agreements, arrangements, policies, plans, communications, or understandings (written or unwritten) between Executive and the Company, and Executive shall only be entitled to the payments and benefits provided herein.
(ii)Termination by the Company without Cause or by Executive with Good Reason. In the event of a Good Leaver Termination due to the Company’s termination of Executive’s employment without Cause (which, for the avoidance of doubt, includes the Company’s nonrenewal of the Employment Period) or a resignation by Executive with Good Reason (a “Qualifying Termination”), subject to entering into a release of claims substantially in the form attached as Exhibit C hereto (the “Severance Release”), such Severance Release becoming irrevocable within 30 days (or such longer period as may be required under applicable law in order for all aspects of the Severance Release to be effective) following the Date of Termination (such 30th day (or, if required by law, later final date), the “Severance Release Deadline”) and Executive’s compliance with Executive’s obligations hereunder (including Sections 5(h) and 7), the Severance Release and the 2021 Hertz Global Holdings, Inc. Severance Plan for Senior Executives as in effect on the date hereof (the “Severance Plan”, but excluding Article V thereof, which is superseded by this Agreement), in addition to the Accrued Obligations, the Company shall provide or pay to Executive compensation and benefits as provided in Section 4.02 of the Severance Plan as in effect on the date hereof.
(f)Date of Termination. As used in this Agreement, the term “Date of Termination” means (i) if Executive’s employment is terminated by his death, the date of his death, (ii) if Executive’s employment is terminated by the Company for Cause, the date specified in the Notice of Termination, (iii) if Executive terminates his employment without Good Reason, the date specified in the Notice of Termination (which shall be no less than 45 days following the date of delivery of such Notice of Termination, or such earlier date as the Company may choose at any time after receipt of such Notice of Termination), and (iv) if Executive’s employment is terminated by the Company without Cause, as a result of Executive’s Disability, or by Executive with Good Reason, the date specified in the Notice of Termination.
(g)Notice of Termination. Any termination of employment pursuant to Section 5(a), 5(b), or 5(c) shall be communicated by a written “Notice of Termination” addressed to the other party or parties to this Agreement. A “Notice of Termination” shall mean a notice stating that Executive’s employment hereunder has been or shall be terminated and indicating the specific termination provisions in this Agreement relied upon and, in the case of a termination for Cause or by Executive with Good Reason, setting forth in reasonable detail the facts and circumstances claimed to provide a basis for such termination of employment. In the event of a Notice of Termination delivered by the Company pursuant to Section 5(b) or by Executive pursuant to Section 5(a), if the recipient of the Notice of Termination cures the circumstances giving rise to such notice within the applicable time periods provided for in Section 5(d), the party delivering such notice may rescind the Notice of Termination and, in the absence of such rescission, such notice shall be deemed a Notice of Termination by the Company without Cause or by Executive without Good Reason, as the case may be. No Notice of Termination shall be required upon the expiration of this Agreement due to a Notice of Non-Renewal or due to Executive’s death.

(h)Resignation from Board Memberships. Upon the termination of Executive’s employment for any reason (unless otherwise agreed in writing by the Company and Executive), Executive shall be deemed to have resigned, without any further action by Executive, from any and all officer and director positions that Executive, immediately prior to such termination, (i) held with the Company or any of its affiliates, or (ii) held with any other entities at the direction of the Company or any of its affiliates. If for any reason this Section 5(h) is deemed to be insufficient to effectuate such resignations, then Executive shall, upon the Company’s request (and as a condition to receiving severance benefits contemplated by this Agreement), execute any documents or instruments that the Company may deem reasonably necessary or desirable to effectuate such resignations. In addition, Executive hereby designates the Secretary or any Assistant Secretary of the Company and of any of its affiliates to execute any such documents or instruments as Executive’s attorney-in-fact to effectuate such resignations if execution by the Secretary or any Assistant Secretary of the Company and of any of its affiliates is deemed by the Company or its applicable affiliates to be a more expedient means to effectuate such resignation or resignations.
(i)No Obligation to Mitigate Damages; No Offset. Executive shall not be required to mitigate damages or the amount of any payment provided for under this Agreement by seeking other employment or otherwise. No amounts paid to or earned by Executive following his termination of employment with the Company shall reduce or be set off against any amounts payable to Executive under this Agreement.
(j)Qualifying Termination in Connection with a Change in Control. In the event of a Qualifying Termination during the period beginning six (6) months prior to a Change in Control (as defined in the Equity Plan or any successor plan) and ending 24 months following a Change in Control (the “CIC Period”), then in lieu of the amount provided in Section 4.02(b) of the Severance Plan, Executive shall be entitled to receive a cash payment equal to two (2) times the sum of Executive’s Base Salary and Target Annual Bonus, payable in a lump sum as soon as administratively practicable following the Severance Release Deadline, but in any event by March 15 of the year following the Date of Termination.
6.Restrictive Covenants.
(a)Unauthorized Disclosure. During and following termination of his employment with the Company for any reason, except to the extent required by an order of a court having apparent jurisdiction or under subpoena from an appropriate government agency, in which event, Executive shall use his best efforts, to the extent legally permitted, to consult with the Board prior to responding to any such order or subpoena, and except in connection with the performance of his duties hereunder, or to the extent reasonably necessary in connection with any litigation between Executive and the Company or any of its subsidiaries or affiliates, Executive shall not, without the written consent of the Board or a person authorized thereby, disclose to any person (other than an executive or director of the Company or any of its subsidiaries or affiliates, or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by Executive of his duties as an executive of the Company) any confidential or proprietary information, knowledge or data that is not theretofore publicly known and in the public domain obtained by him while in the employ of the Company with respect to the Company or any of its subsidiaries or affiliates or with respect to any products, improvements, customers, methods of distribution, sales, prices, profits, costs, contracts, suppliers, business prospects, business methods, techniques, research, trade secrets or know-how of the Company or any of its subsidiaries or affiliates (collectively, “Proprietary Information”), except for (i) publicly available information (provided such information became publicly available other than as a result of a breach of this confidentiality clause), or (ii) disclosure to Executive’s legal counsel to the extent such legal counsel needs to know the information to protect Executive’s legal rights, provided that such counsel shall maintain the confidentiality of such information and shall be bound by this Section to the same extent as Executive.
(b)Non-Competition. During the period of Executive’s employment with the Company or any of its subsidiaries or affiliates and thereafter through the second anniversary of Executive’s Date of Termination (the “Restriction Period”). Executive shall not engage directly or indirectly in, become employed by, serve as an agent or consultant to, or become a partner, principal or stockholder of any partnership, corporation or other entity which competes directly with the car or equipment rental business of the Company or any of its subsidiaries in any county within the United States or any comparable geographical area outside the United States in which the Company or any of its subsidiaries is then engaged in such business; provided that Executive’s passive ownership of less than 1% of the outstanding voting shares of any publicly held company or less than 1% of the interests of any non-publicly held entity through a passive investment in any hedge fund, private equity fund or mutual fund or similar investment vehicle which otherwise would be prohibited under this Section 6(b) shall not constitute competition with the Company.
(c)Non-Solicitation of Employees. During the Restriction Period, Executive shall not, directly or indirectly, for his own account or for the account of any other person or entity with which he is or becomes associated in any capacity, (i) hire or solicit for employment or otherwise interfere with the relationship of the Company or any of its subsidiaries or affiliates with any person who at any time within the six months preceding such solicitation, employment or interference is or was employed by or otherwise so engaged to perform services for the Company or any of its subsidiaries or affiliates, other than any such solicitation or employment on behalf of or for the benefit of the Company during Executive’s employment with the Company, or (ii) induce any employee of the Company or any of its subsidiaries or affiliates to engage in any activity which Executive is prohibited from engaging in under this Section 6 or to terminate such employee’s employment with the Company; provided, however, that these restrictions shall not apply to Executive’s personal assistant, and Executive shall not violate this Section 6(c) (i) solely by placing a general advertisement for employees that is not targeted at employees of the Company or its subsidiaries or affiliates or (ii) by providing a reference for any such employee.
(d)Non-Solicitation of Clients. During the period of Executive’s employment and thereafter during the Restriction Period, Executive shall not, directly or indirectly, solicit or otherwise attempt to establish for himself or any other person, firm or entity any business relationship, respecting any business that is one of the businesses conducted by the Company as of his date of termination of employment with the Company or that the Company, as of such date, is actively preparing to begin conducting, with any person, firm or entity which, at any time during the 12-month period preceding the date of Executive’s termination of employment, was a significant customer, client or distributor of the Company (in each case, excluding any retail customer or client) or any of its subsidiaries, except during Executive’s employment with and on behalf of the Company.
(e)Return of Documents and Company Property. In the event of the termination of Executive’s employment for any reason, Executive shall promptly deliver to the Company all non-personal documents and data of any nature and in whatever medium pertaining to Executive’s employment with the Company, or any of its subsidiaries or affiliates, or any other property of the Company or any of its subsidiaries or affiliates and he shall not take with him any such property, documents or data of any description or any reproduction thereof, or any documents containing or pertaining to any Proprietary Information. Notwithstanding the foregoing, Executive may make and retain an electronic copy of his contacts list and calendar and any personal emails or information needed for tax filing purposes.

(f)Mutual Nondisparagement. During the Employment Period and thereafter, Executive shall not, directly or indirectly, in his capacity or through any other person or entity, make negative comments about or otherwise disparage the Company, its affiliates, or any of their respective officers, directors, employees, shareholders, members, agents or products to any third party. The Company shall instruct its officers and the members of the Board not to, directly or indirectly, in their own capacities or through any other person or entity, make negative comments about or otherwise disparage Executive to any third party during the Employment Term and thereafter. Nothing contained in this Section 6(f) shall preclude any person from exercising protected legal rights to the extent that such rights have not been waived by agreement or from providing truthful statements in response to any governmental agency, rulemaking authority, subpoena power, legal process, required governmental testimony or filings, or judicial, administrative or arbitral proceedings (including, without limitation, depositions in connection with such proceedings).
(g)Enforcement of Covenants.
(i)Injunctive Relief. Executive acknowledges and agrees that the covenants, obligations and agreements of Executive contained in this Section 6 relate to special, unique and extraordinary matters and that a violation of any of the terms of such covenants, obligations or agreements may cause the Company irreparable injury for which adequate remedies are not available at law. Therefore, Executive agrees that the Company shall be entitled to seek an injunction, restraining order or such other equitable relief (without the requirement to post bond) as a court of competent jurisdiction may deem necessary or appropriate to restrain Executive from committing any violation of the covenants, obligations or agreements referred to in this Section 6. These injunctive remedies are cumulative and in addition to any other rights and remedies the Company may have. The Company and Executive irrevocably submit to the exclusive jurisdiction of the State courts of the city of the Company’s headquarters and the Federal courts of the United States of America, in each case located in (or located nearest to) the city of the Company’s headquarters, in respect of the injunctive remedies set forth in this Section 6 and the interpretation and enforcement of this Section 6 solely insofar as such interpretation and enforcement relate to an application for injunctive relief in accordance with the provisions of this Section 6, and the parties hereto irrevocably agree that (A) the sole and exclusive appropriate venue for any suit or proceeding relating solely to such injunctive relief shall be in such a court, (B) all claims with respect to any application solely for such injunctive relief shall be heard and determined exclusively in such a court, (C) any such court shall have exclusive jurisdiction over the person of such parties and over the subject matter of any dispute relating to an application solely for such injunctive relief, and (D) each party waives any and all objections and defenses based on forum, venue or personal or subject matter jurisdiction as they may relate to an application solely for such injunctive relief in a suit or proceeding brought before such a court in accordance with the provisions of this Section 6.
(ii)Forfeiture of Payments. Executive agrees that receipt of the severance entitlements under Section 5 is conditioned upon Executive’s observance of this Section 6. Executive further agrees that in the event of his failure to observe the provisions of this Section 6 (excluding immaterial breaches that are promptly cured by Executive), (A) the Company shall be entitled to discontinue providing the severance entitlements under Section 5, and (B) the Company shall be entitled to recover from Executive any severance entitlements provided to Executive under Section 5. The foregoing shall be in addition to any other remedies or rights the Company may have at law or at equity as a result of Executive’s failure to observe such provisions, provided that any value not paid or recouped shall offset the amount of any damages owed by Executive to the Company.

(iii)Certain Acknowledgments. Executive acknowledges and agrees that (A) Executive will have a prominent role in the management of the business, and the development of the goodwill, of the Company and its subsidiaries and will establish and develop relations and contacts with the principal customers and suppliers of the Company and its subsidiaries in the United States of America and the rest of the world, all of which constitute valuable goodwill of, and could be used by Executive to compete unfairly with, the Company and its subsidiaries, (B) in the course of his employment with the Company, Executive will obtain confidential and proprietary information and trade secrets concerning the business and operations of the Company and its subsidiaries and affiliates in the United States of America and the rest of the world that could be used to compete unfairly with the Company and its subsidiaries, (C) the covenants and restrictions contained in this Agreement are intended to protect the legitimate interests of the Company and its affiliates in their respective goodwill, trade secrets and other confidential and proprietary information, (D) Executive desires to be bound by such covenants and restrictions, (E) such covenants are a material inducement for the Company to offer employment to Executive and enter into this Agreement, and (F) his economic means and circumstances are such that the provisions of this Agreement, including the restrictive covenants in this Agreement, will not prevent him from providing for himself and his family on a basis satisfactory to him and them.
7.Indemnification; Cooperation; Compensation Recovery.
(a)Indemnification. The Company and Executive shall enter into the Indemnification Agreement attached hereto as Exhibit D on the Start Date.
(b)Cooperation. In consideration of the payments and benefits set forth in this Agreement, Executive agrees, during the period of his employment with the Company or any of its subsidiaries or affiliates and thereafter, upon written request of the Company to provide reasonable assistance to the Company and its advisors in connection with any audit, investigation or administrative, regulatory or judicial proceeding involving matters within the scope of his duties and responsibilities to the Company during his employment with the Company, or as to which he otherwise has knowledge (including being available to the Company upon reasonable notice for interviews and factual investigations, and appearing at the Company’s reasonable request to give testimony without requiring services of a subpoena or other legal process). To the extent reasonably practicable, the Company shall coordinate with Executive to minimize scheduling conflicts with Executive’s then current business and personal commitments. The Company shall reimburse Executive for all reasonable and documented expenses incurred in connection with such cooperation, including travel, lodging and meals, to the extent, and at the levels, provided to Executive during the Employment Period. Executive shall not be required to cooperate against his own legal interests. If, in Executive’s reasonable judgement, he requires legal counsel in connection with such cooperation, the Company shall reimburse him for the reasonable costs thereof.
(c)Compensation Recovery. Executive acknowledges and agrees that compensation and benefits paid to Executive in connection with his employment with the Company or the termination of such employment are subject to, and nothing in this Agreement limits the applicability of, any compensation recovery policy in effect prior to his termination of employment with the Company that is applicable to the Company’s executive officers (the “Compensation Recovery Policy”). In addition, Executive acknowledges and agrees that if he fails to comply in all material respects (subject, if applicable, to Executive’s right to cure) with any of the terms of this Agreement, including the restrictive covenants contained herein, the Severance Release (or, should Executive receive severance entitlements conditioned upon the Severance Release, and either fail to execute or revoke the Severance Release), the Company may, in addition to any other remedies it may have, reclaim any severance entitlements set forth in Section 5 without affecting the validity of the covenants provided herein or the Severance Release.
8.Section 280G Matters. Notwithstanding any other provision of this Agreement or any other plan, arrangement or agreement to the contrary, if any of the payments or benefits provided or to be provided by the Company or its affiliates to Executive or for Executive’s benefit pursuant to the terms of this Agreement or otherwise (the “Covered Payments”) constitute parachute payments (the “Parachute Payments”) within the meaning of Section 280G of the Code and would, but for this Section be subject to the excise tax imposed under Section 4999 of the Code (or any successor provision thereto) or any similar tax imposed by state or local law or any interest or penalties with respect to such taxes (collectively, the “Excise Tax”), then prior to making the Covered Payments, a calculation shall be made comparing (i) the Net Benefit (as defined below) to Executive of the Covered Payments after payment of the Excise Tax to (ii) the Net Benefit to Executive if the Covered Payments are limited to the extent necessary to avoid being subject to the Excise Tax. Only if the amount calculated under (i) above is less than the amount under (ii) above will the Covered Payments be reduced to the minimum extent necessary to ensure that no portion of the Covered Payments is subject to the Excise Tax (that amount, the “Reduced Amount”). “Net Benefit” shall mean the present value of the Covered Payments net of all federal, state, local, foreign income, employment and excise taxes. The Covered Payments shall be reduced in a manner that maximizes Executive’s economic position. In applying this principle, the reduction shall be made in a manner consistent with the requirements of Section 409A of the Code, and where two economically equivalent amounts are subject to reduction but payable at different times, such amounts shall be reduced on a pro rata basis but not below zero. The calculations and determinations under this Section shall be provided by an accounting firm selected by the Company (and reasonably acceptable to Executive) prior to the applicable change in control transaction (the “Accounting Firm”) and the Company shall pay the cost of such Accounting Firm. The Accounting Firm shall provide such calculations prior to the consummation of the change in control transaction and its determinations shall be binding on Executive and the Company absent manifest error.
9.Miscellaneous.
(a)Entire Agreement. This Agreement (including the Exhibits hereto, the Equity Award, and the Vehicle Benefit) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and all promises, representations, understandings, arrangements and prior agreements relating to such subject matter (including those made to or with Executive by any other person or entity) are merged herein and superseded in their entirety hereby. In the event of any inconsistency between the terms of this Agreement (or Exhibit hereto) and any plan, program, practice or other agreement of the Company of which Executive is a participant or a party, this Agreement (and Exhibits hereto) shall control unless Executive and the Company otherwise agree in writing.
(b)Amendments. No provisions of this Agreement may be modified, waived or discharged unless such modification, waiver or discharge is approved by the Board or a person authorized thereby and is agreed to in writing by Executive and such officer as may be specifically directed by the Board. No waiver by any party hereto at any time of any breach by any other party hereto of, or compliance with, any condition or provision of this Agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No waiver of any provision of this Agreement shall be implied from any course of dealing between or among the parties hereto or from any failure by any party hereto to assert its rights hereunder on any occasion or series of occasions.

(c)Successors and Assigns. This Agreement shall be binding upon the Company and Executive and their respective heirs, personal representatives, successors and assigns. Executive may not assign any of his rights or obligations hereunder. The Company shall require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company to assume expressly and agree to perform all of the Company’s obligations set forth in this Agreement in the same manner and to the same extent that the Company would be required to perform if no such succession or assign had taken place, unless such assumption occurs by operation of law.
(d)Governing Law, Waiver of Jury Trial.
(i)Governing Law; Consent to Jurisdiction. This Agreement shall be governed in all respects, including as to validity, interpretation and effect, by the internal laws of the State of Delaware without giving effect to the conflict of laws rules thereof to the extent that the application of the law of another jurisdiction would be required thereby. Each party irrevocably submits to the exclusive jurisdiction of the State courts of the city of the Company’s headquarters and the Federal courts of the United States of America, in each case, located in (or located nearest to) the city of the Company’s headquarters, solely in respect of the interpretation and enforcement of the provisions of this Agreement (including the Exhibits hereto), and in respect of the transactions contemplated hereby and thereby. Each party waives and agrees not to assert, as a defense in any action, suit or proceeding for the interpretation and enforcement hereof, or any such document or in respect of any such transaction, that such action, suit or proceeding may not be brought or is not maintainable in such courts or that the venue thereof may not be appropriate or that this agreement or any such document may not be enforced in or by such courts. Each party consents to and grants any such court jurisdiction over the person of such parties and over the subject matter of any such dispute and agrees that the mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9(f) or in such other manner as may be permitted by law, shall be valid and sufficient service thereof. In the event of any dispute between the Company and Executive with respect to this Agreement (including the Exhibits hereto), subject to Executive prevailing on at least one material claim or issue asserted in such dispute, the Company shall reimburse Executive for all attorneys’ fees and other litigation costs incurred by Executive in connection with such dispute.
(ii)Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE BREACH, TERMINATION OR VALIDITY OF THIS AGREEMENT. Each party certifies and acknowledges that (A) no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (B) each such party understands and has considered the implications of this waiver, (C) each such party makes this waiver voluntarily, and (D) each such party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9(d)(ii).
(e)Severability. It is the desire of the parties that the provisions of this Agreement shall be enforced to the fullest extent permissible under applicable law. In the event that any one or more of the provisions of this Agreement shall be or become invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not be affected thereby. In the event that any provision of Section 6 is invalid, illegal or unenforceable in accordance with its terms, Executive and the Company agree that such provisions shall be reformed to make such sections enforceable, in a manner which provides the Company with the maximum rights permitted at law.
(f)Notices. Any notice or other communication required or permitted to be delivered under this Agreement shall be (i) in writing, (ii) delivered personally, by courier service or by certified or registered mail, first-class postage prepaid and return receipt requested, (iii) deemed to have been received on the date of delivery or on the third business day after the mailing thereof, and (iv) addressed as follows (or to such other address as the party entitled to notice shall hereafter designate in accordance with the terms hereof):
(A)if to the Company, to it at:
8501 Williams Road
Estero, Florida 33928
Attention: General Counsel
Facsimile: [*]
with a copy to:
White & Case LLP
1221 Avenue of the Americas
New York, New York 10020
Attention: [*]
Electronic mail:    [*]
(B)if to Executive, to him at his last known home address as shown on the records of the Company with a copy to:
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, New York 10166
Attention: [*] and [*]
Electronic mail:    [*] and [*]
(g)Survival. Section 4(d) (as applicable) and Sections 7 through and including 9 and, if Executive’s employment terminates in a manner giving rise to a payment under Section 5, Section 5 shall survive the termination of the employment of Executive hereunder.
(h)Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one and the same instrument.
(i)Headings; Construction. The section and other headings contained in this Agreement are for the convenience of the parties only and are not intended to be a part hereof or to affect the meaning or interpretation hereof. For purposes of this Agreement, the term “including” shall mean “including, without limitation.”

(j)Tax Withholding. The Company may withhold from any payments made under the Agreement all federal, state, city or other applicable taxes as shall be required pursuant to any law, governmental regulation or ruling.
(k)Section 409A of the Code.
(i)General. It is intended that payments and benefits made or provided under this Agreement shall not result in penalty taxes or accelerated taxation pursuant to Section 409A of the Code. In the event that the parties determine that any payment or benefit provided hereunder would not be in compliance with Section 409A of the Code, the parties shall in good faith attempt to amend or modify this Agreement to comply with Section 409A while preserving the intended economic benefit of this Agreement. Any payments that qualify for the “short-term deferral” exception, the separation pay exception or another exception under Section 409A of the Code shall be paid under the applicable exception. For purposes of the limitations on nonqualified deferred compensation under Section 409A of the Code, each payment of compensation under this Agreement shall be treated as a separate payment of compensation. All payments to be made upon a termination of employment under this Agreement may only be made upon a “separation from service” under Section 409A of the Code to the extent necessary in order to avoid the imposition of penalty taxes on Executive pursuant to Section 409A of the Code. In no event may Executive, directly or indirectly, designate the calendar year of any payment under this Agreement, and to the extent required by Section 409A of the Code, any payment that may be paid in more than one taxable year (depending on the time that Executive executes the Severance Release) shall be paid in the later taxable year.
(ii)Reimbursements and In-Kind Benefits. Notwithstanding anything to the contrary in this Agreement, all reimbursements and in-kind benefits provided under this Agreement that are subject to Section 409A of the Code shall be made in accordance with the requirements of Section 409A of the Code, including, where applicable, the requirement that (A) any reimbursement is for expenses incurred during Executive’s lifetime (or during a shorter period of time specified in this Agreement); (B) the amount of expenses eligible for reimbursement, or in-kind benefits provided, during a calendar year may not affect the expenses eligible for reimbursement, or in-kind benefits to be provided, in any other calendar year; (C) the reimbursement of an eligible expense will be made no later than the last day of the calendar year following the year in which the expense is incurred; and (D) the right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.
(iii)Delay of Payments. Notwithstanding any other provision of this Agreement to the contrary, if Executive is considered a “specified employee” for purposes of Section 409A of the Code (as determined in accordance with the methodology established by the Company and its Affiliates as in effect on the Termination Date), any payment that constitutes nonqualified deferred compensation within the meaning of Section 409A of the Code that is otherwise due to Executive under this Agreement during the six-month period immediately following Executive’s separation from service (as determined in accordance with Section 409A of the Code) on account of Executive’s separation from service shall be accumulated and paid to Executive on the first business day of the seventh month following his separation from service (the “Delayed Payment Date”), to the extent necessary to prevent the imposition of tax penalties on Executive under Section 409A of the Code. If Executive dies during the postponement period, the amounts and entitlements delayed on account of Section 409A of the Code shall be paid to the personal representative of his estate on the first to occur of the Delayed Payment Date or 30 calendar days after the date of Executive’s death.
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IN WITNESS WHEREOF, the Company and Executive have duly executed this Agreement, in each case effective as of the Effective Date.
HERTZ GLOBAL HOLDINGS, INC.
By:    /s/ Gregory O’Hara
Name:    Gregory O’Hara
Title:    Chairperson
Stephen M. Scherr
/s/ Stephen M. Scherr

[Signature Page to Employment Agreement]

EXHIBIT B

TERMS OF EQUITY AWARDS

•Time Vested Restricted Stock Unit Award (the “RSU Award”):

◦2,802,590 shares, representing 0.45% of fully diluted shares of Company common stock as of the Company’s emergence from chapter 11 bankruptcy (“Emergence”).

◦Shares subject to the RSU Award will vest as follows: 40% on December 31, 2022, and 20% on December 31 of 2023, 2024 and 2025, in each case subject to Executive’s continued employment with the Company except as provided below.

◦Additional service credit as if Executive remained employed through December 31 following the Date of Termination upon a upon a Good Leaver Termination, subject to signing and not revoking a Separation Release.

◦Full vesting upon a Good Leaver Termination following a Change in Control (as defined in the Equity Plan or a successor plan), subject to signing and not revoking a Separation Release.

•Performance-Vested Restricted Stock Units (the “New Hire PSUs”)

◦6,539,378 shares, representing 1.05% of fully diluted shares of Company common stock as of Emergence.

◦Subject to time and performance vesting, with a five-year annual time-based vesting schedule on December 31 of each year.

◦Performance vesting is achieved as follows when the 90 day weighted average closing price (“VWAP”) of the Company’s common stock (measured from the Start Date) equals or exceeds the applicable price set forth below (the “Stock Price Metric”), and shares associated with such Stock Price Metric will become “Vesting Eligible PSUs.”

Tranche (Number of PSUs)	Stock Price Metric
1,401,295	$15.00
1,401,295	$20.00
1,401,295	$25.00
1,401,296	$30.00
934,197	$35.00

◦Example 1: Assume the Company achieves the $15.00, $20.00 and $25.00 Stock Price Metrics following the Start Date and in calendar year 2022. In that case, the first three tranches of the New Hire PSUs (those relating to the $15.00, $20.00 and $25.00 Stock Price Metrics) (4,203,885 shares in total) would become Vesting Eligible PSUs, and 840,777 shares (4,204,332 shares x 20%) would vest on December 31, 2022. An additional 840,777 shares would vest on December 31 of each of 2023, 2024, 2025 and 2026 even if the Company’s stock price subsequently declines below such targets. In each case, vesting is subject to Executive’s continued employment on each date.

◦Example 2: Assume the same facts as Example 1 and that the Company achieves the $30.00 Stock Price Metric in calendar year 2023 by December 31, 2023. In that case, the tranche related to the $30.00 Stock Price Metric of the New Hire PSUs (1,401,296 shares) would become Vesting Eligible PSUs, and 560,518 shares (1,401,296 shares x 40%) would vest on December 31, 2023. An additional 280,259 shares (or 280,260 shares for 2026) would vest on December 31 of each of 2024, 2025 and 2026 even if the Company’s stock price subsequently declines below such target. In each case, vesting is subject to Executive’s continued employment on each date.

◦Any New Hire PSUs that do not become Vesting Eligible PSUs by the 5th anniversary of the grant date (the “Deadline Date”) will be forfeited.

◦If a Change in Control (as defined in the Plan) occurs on or prior to the Deadline Date, the per share purchase price paid by the acquirer in such transaction exceeds $15, and Executive remains in continued service with the Company through the consummation of the Change in Control (the “Closing”), then a prorated number of New Hire PSUs shall become Vesting Eligible PSUs based on the per share purchase price paid by the acquirer in such transaction, with linear interpolation between Stock Price Metrics. Any New Hire PSUs that do not become Vesting Eligible PSUs shall immediately be forfeited and canceled as of the Closing.

◦Additional service credit as if Executive remained employed through December 31 following the Date of Termination for any then-achieved Stock Price Metrics upon a Good Leaver Termination, subject to signing and not revoking a Separation Release.

◦Accelerated vesting of any Vesting Eligible PSUs upon a Good Leaver Termination following a Change in Control (as defined in the Equity Plan or a successor plan), subject to signing and not revoking a Separation Release.

•Change in Control Performance-Vested Restricted Stock Units (the “CIC PSUs”)

◦3,113,989 shares, representing 0.50% of fully diluted shares of Company common stock as of Emergence.

◦PSUs earned if both of the following performance metrics are met:

◦Prong 1—Share Price Targets: Achieved when 90 day VWAP of the Company’s common stock (measured after the Start Date) equals or exceeds the applicable price set forth below:

Tranche	Company Stock Price Metric
50% of Award	$35.00
100% of Award	$40.00

◦Prong 2—Change in Control: Achieved upon either (i) a Change in Control, or (ii) any transaction (whether by merger, acquisition, equity issuance, secondary sale or otherwise) after which Certares and Knighthead (and their affiliates, together “Amarillo”) in the aggregate no longer directly or indirectly hold at least 1/3rd of their shares of the Company held as of the date hereof.

◦Any earned portion of the CIC PSU Award shall vest on the 12 month anniversary of the transaction satisfying Prong 2 above.

◦Accelerated vesting of any earned portion of the CIC PSU Award upon a Good Leaver Termination, subject to signing and not revoking a Separation Release.